Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow
Partner
215.963.5262
jsoslow@morganlewis.com

February 22, 2011

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Patrick Gilmore
Accounting Branch Chief
Jamie John
Staff Accountant

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 001-32600

Dear Mr. Gilmore:

On behalf of Tucows Inc. (“Tucows” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 8, 2011, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and
Exchange Commission
February 22, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 2 - Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

1.              We note your response to prior comment I indicates that you compared your enterprise value to the carrying value of your “total net assets” adjusted for non-operational assets and liabilities. Please explain what you mean by “total net assets.” Because you are evaluating your goodwill based upon enterprise value, which you indicate is the market capitalization plus the value of your debt, we would expect that carrying value would be calculated based upon total assets less non-interest-bearing liabilities.

Response:

The Company confirms that the term “total net assets”, as used in the Company’s prior response, is equivalent to total assets less non-operational assets and liabilities.  In arriving at the carrying value of the Company’s reporting unit on an enterprise value basis, the Company started with the carrying value of our equity (i.e. total assets less total liabilities) and then made an adjustment to eliminate interest-bearing liabilities to arrive at the “total net assets” of the carrying value.  As outlined in its prior response, the Company then adjusted for non-operational assets and liabilities, which resulted in an adjustment for excess cash. This adjustment did not have an impact on the Company’s impairment conclusion.   Accordingly, the Company respectfully advises the Staff that it believes that the Company’s calculation of “total net assets” aligns with the Staff’s expectations regarding the Company’s evaluation of its goodwill under the enterprise method.

The Company advises the Staff that it will include in its Form 10-K for the fiscal year ended December 31, 2011 and in other future filings with the Commission, as applicable, disclosure consistent with this response to clarify the terminology used in describing its assessment of Goodwill and Intangible Assets.

* * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and
Exchange Commission
February 22, 2011

If you have any questions, please feel free to contact me at (215) 963-5262.

Sincerely,

/s/ JOANNE R. SOSLOW

Joanne R. Soslow

cc:	Michael Cooperman (Tucows Inc.)
Elliott Noss (Tucows Inc.)

Enclosure

February 22, 2011

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Patrick Gilmore
Accounting Branch Chief
Jamie John
Staff Accountant

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 001-32600

Dear Mr. Gilmore:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 8, 2011, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of Tucows Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ ELLIOT NOSS
Name:	Elliot Noss
Title:	Chief Executive Officer